UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 0-21714
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Commercial & Savings Bank
401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSB Bancorp, Inc.
91 North Clay Street
Millersburg, Ohio 44654

REQUIRED INFORMATION
1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:
The Report of Independent Registered Public Accounting Firm: Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.
2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm — S.R.Snodgrass, A.C.

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
MILLERSBURG, OHIO
AUDIT REPORT
DECEMBER 31, 2008

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
DECEMBER 31, 2008

Page
Number

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

Supplemental Information	11
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Commercial & Savings Bank 401(k) Retirement Plan
Millersburg, Ohio
We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 7 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ S.R. Snodgrass, A.C.

Wexford, PA
June 22, 2009

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS

Mutual Funds	$2,137,890	$2,705,335
Common Stock	673,125	762,544

Total Participant-directed investments	2,811,015	3,467,879

Receivables:
Employer profit sharing contributions	128,011	120,533
Employee contributions	—	9,047
Employer match contribution	—	2,881
Accrued investment income	3,528	5,577

Total receivables	131,539	138,038
Participant Loans	6,000	0
Cash and cash equivalents	1,071,342	918,646

Total assets available for benefits	4,019,896	4,524,563

LIABILITIES

Benefits payable	4,985	22,450
Due to others	397	5,513

Total liabilities	5,382	27,963

Net assets available for benefits	$4,014,513	$4,496,600

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31,

	2008	2007

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$(950,080)	$127,724
Interest and dividends, including $32,940 and $36,483 of dividends from CSB Bancorp, Inc., common stock	93,212	164,345

Total investment income	(856,868)	292,069

Employee deferral	305,236	303,366
Rollover contributions	1,177	179,998
Employer contributions	210,069	200,478

Total contributions	516,482	683,842

Total additions	(340,386)	975,911

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	141,701	565,222
In-kind distributions	—	14,892

Total deductions	141,701	580,114

Net increase (decrease)	(482,087)	395,797

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	4,496,600	4,100,803

End of the year	$4,014,513	$4,496,600

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Interested participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.
Contributions
Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers eight mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.
The Bank has agreed to make periodic matching contributions of 50 percent of each participant’s elective deferral contribution, up to a maximum of 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in the first quarter subsequent to the Plan’s year end.
Participant Accounts
Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus or minus actual earnings or losses thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 — DESCRIPTION OF PLAN (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear fixed interest rates that range from 4.25 percent to 5.0 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.
Payment of Benefits
The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Forfeitures
In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.
Matching contribution forfeitures to be allocated to active participants aggregated $9 and $1,633 at December 31, 2008 and 2007, respectively, including $9 and $1,633 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the matching contribution forfeitures available at December 31, 2008, $9 and $1,633 was allocated as of December 31, 2008 and 2007, respectively.
Profit sharing contribution forfeitures to be allocated to active participants aggregated $19 and $2,248 at December 31, 2008 and 2007, respectively, including $19 and $2,248 from terminated participants who had taken full distribution and $0 from terminated participants who have not taken a distribution. Of the profit sharing contribution forfeitures available at December 31, 2008, $19 and $2,248 was allocated as of December 31, 2008 and 2007, respectively.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.
A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.
The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year.
Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Bank. Such costs amounted to $37,114 and $33,759 for the year ended December 31, 2008 and 2007, respectively.

NOTE 3 — INVESTMENTS
The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee) under a trust agreement dated August 15, 2007.
The fair values of the individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2008		2007
		Fair		Fair
	Cost	Value	Cost	Value
Investments at fair value as determined by quoted market prices:

Common stock — CSB Bancorp, Inc.	$999,713	$673,125	$1,021,151	$762,544
Federated Govt Obligation Fund	1,056,470	1,056,470	895,579	895,579
Fidelity Advisor Equity Growth Fund	531,346	385,429	549,956	783,079
T Rowe Price Capital Appreciation	390,356	273,342	381,523	362,232
Vanguard International Value	450,038	270,262	372,064	378,772
Vanguard Mid-Cap Index	460,897	269,063	446,300	436,771
Federated Income Trust	461,003	474,424	405,987	414,014
Federated U.S. Govt 2-5 years	303,345	324,255	160,452	163,663

	$4,653,168	$3,726,370	$4,233,012	$4,196,654

The Plan’s investments appreciated (depreciated) in fair value for the years ended December 31 as follows:

	Net Appreciation (Depreciation)
	in Fair Value During Year
	2008	2007
Investments at fair value as determined by quoted market prices:
Mutual funds	$(869,319)	$203,538
Common stock	(80,761)	(75,814)

Net appreciation (depreciation) in fair value	$(950,080)	$127,724

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.
NOTE 5 — TAX STATUS
On March 31, 2008 the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in the common stock of the Plan Sponsor. Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.
NOTE 7 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted FAS No. 157, Fair Value Measurements, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. FAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FAS No. 157 are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds, and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008
	Level I	Level II	Level III	Total

Mutual Funds	$2,137,890			$2,137,890
Common Stock	673,125			673,125
Participant Loans			$6,000	6,000

Total Assets at Fair Value	$2,811,015	—	$6,000	$2,817,015

The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the year ended December 31, 2008.

Participant Loans
Balance , beginning of year	$—
Unrealized gains (losses) relating in instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	6,000

Balance, December 31, 2008	$6,000

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
Investments in mutual funds, common stock, receivables, loans, cash and cash equivalents and liabilities would be considered financial instruments. At December 31, 2008 and 2007, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE COMMERCIAL & SAVINGS BANK
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 34-0159850
PLAN NUMBER — 002
DECEMBER 31, 2008

	Par or		Current
	Shares	Cost	Value

Mutual Funds

Federated US Government Securities, 2-5 yr	26,820	$303,345	$324,255
Fidelity Advisor Equity Growth Fund	10,644	531,346	385,429
Federated Income Trust	45,356	461,003	474,424
T Rowe Price Capital Appreciation	19,594	390,356	273,342
Vanguard Small Cap Growth	7,062	124,357	84,039
Vanguard International Value	11,535	450,038	270,262
Vanguard S&P 500	687	86,431	57,076
Vanguard Mid-Cap Index	22,802	460,897	269,063

			2,137,890

Loans			6,000

*Common Stock — CSB Bancorp, Inc.	44,875	999,713	673,125

Cash and cash equivalents
Cash			14,871
Federated Government Obligation Fund			1,056,470

			1,071,342

Total			$3,888,357

*	Party-in- interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank 401 (k) Retirement Plan
DATE	/s/ Thomas S. Rumbaugh
June 22, 2009	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	14